UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Zivo Bioscience, Inc.
(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

98978N 3098

(CUSIP Number)

Alison A. Cornell

C/O Zivo Bioscience, Inc.

21 East Long Lake Road, Suite 100

Bloomfield Hills, MI 48304

248-452-9866

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 5, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98978N 3098

1	NAME OF REPORTING PERSON Alison A. Cornell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 242,212
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 242,212
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 242,212
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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Item 1. Security and Issuer

This Schedule 13D (“Schedule 13D”) filed by the Reporting Person relates to the common stock, $0.001 par value (the “Common Stock” or “Securities”), of Zivo Bioscience, Inc., a Nevada corporation the principal executive offices of which are located at 21 East Long Lake Road, Suite 100, Bloomfield Hills, Michigan 48304 (the “Company” or “Issuer”).

Item 2. Identity and Background

(a)	Alison A. Cornell

(b)	21 East Long Lake Road, Suite 100, Bloomfield Hills, MI 48304

(c)	Executive Vice President & Chief Financial Officer of Compassion-First Pet Hospitals (El Segundo, CA 90245) and director of the Issuer

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f)	United States

Item 3. Source and Amount of Funds or Other Consideration

               On June 5, 2024, the Reporting Person executed a Restricted Stock Award Grant Notice and agreed to cancel all of her outstanding stock options and accept a substitute grant of new equity awards under the 2021 Equity Incentive Plan of the Company. Prior to the cancellation, the Reporting Person had options for 33,384 shares of the Issuer’s Common Stock. In exchange for the canceled options, the Reporting Person received 60,724 shares of restricted stock.

               On June 5, 2024, the Reporting Person accepted and was issued 95,134 shares of restricted stock in lieu of unpaid non-employee director service fees earned during the calendar year ending December 31, 2023. The Reporting Person was owed $62,789 and the unpaid amounts were grossed up for taxes at an assumed tax rate of 45% and the number of shares was determined based on the Issuer’s closing stock price on December 29, 2023 of $1.20 per share. Pursuant to her Restricted Stock Award Grant Notice, 50% of the granted shares vest immediately upon grant date and the remaining 50% of the shares will vest on January 1, 2025.

               On May 31, 2024, the Board of Directors of the Issuer granted the Reporting Person shares of Common Stock with a value of $300,000 for her efforts on behalf of the Board in connection with certain Agtech initiatives of the Company. The Reporting Person was issued 37,688 shares of the Company’s Common Stock determined based on a closing price of the Company’s stock on the date of grant of $7.96 per share.

Item 4. Purpose of Transaction

The Reporting Person acquired the Securities reported in this Schedule 13D as compensation for her role as a director of the Issuer.

Included in the number of Securities reported as beneficially owned by the Reporting Person are an aggregate of 2,500 shares of Common Stock issuable pursuant to warrants owned by the Reporting Person at an exercise price of $33.00 per share.

Other than as reported above with respect to Reporting Person’s rights to exercise warrants to acquire shares of Common Stock of the Issuer, the Reporting Person has no current plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

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Item 5. Interest in Securities of the Issuer.

(a),(b)

The following table sets forth, as of the date of this Schedule 13D, the aggregate number and percentage of outstanding Securities which the Reporting Person may be deemed to beneficially own, as well as the number and percentage of Securities as to which the Reporting Person has or will have the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition. Securities over which the Reporting Person has or will have sole voting and sole dispositive power include (i) 239,712 shares of Common Stock owned by the Reporting Person and (ii) 2,500 shares of Common Stock issuable upon exercise of warrants owned by the Reporting Person. The percentage set forth below is based on 3,278,807 shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K filed on June 6, 2024, plus 2,500 shares of Common Stock issuable upon exercise of all warrants owned by the Reporting Person.

Amount beneficially owned	Percent of class %	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
242,212	7.4	242,212	0	242,212	0

(c)	None other than the transactions described in this Schedule 13D.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Other than the Reporting Person’s relationship as a director of the Company and the warrants reported in Item 5 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALISON A. CORNELL

Date: June 12, 2024	/s/ Alison A. Cornell
Alison A. Cornell

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